

December 1, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Collaborative Investment Series Trust
        Issuer CIK: 0001719812
        Issuer File Number: 333-221072 / 811-23306
        Form Type: 8-A12B
        Filing Date: December 1, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Rareview Government Money Market ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications